UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                (Amendment No.6)

                              TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                             ITEC ATTRACTIONS, INC.
                              (Name of the Issuer)

                             ITEC ATTRACTIONS, INC.
                                  PAUL M. BLUTO
                                  L. ANN BLUTO
                       (Names of Persons Filing Statement)

                         Common Stock, $0.001 par value
                         (Title and Class of Securities)

                                   450328-10-9
                      (CUSIP Number of Class of Securities)

                              James G. Swensen, Jr.
                             SWENSEN & ANDERSEN PLLC
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                 (801) 364-7500
      (Name, Address, and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                  With copy to:
              Paul M. Bluto, Chief Financial and Operating Officer,
                           c/o ITEC Attractions, Inc.,
                      3562 Shepherd of the Hills Expressway
                             Branson, Missouri 65616
                                 (417) 335-3533.

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

         b. [ ] The filing of a registration statement under the Securities Act of 1933.



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         c.  [ ]  A tender offer.

         d.  [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction:[X]

CALCULATION OF FILING FEE


Transaction valuation (1): $650,091.69             Amount of filing fee: $130.02

(1) Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 2,407,747 shares of Common Stock will be acquired for cash in an amount equal to $0.27 per share. No securities are being acquired for non-cash consideration.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  $130.02
         Form or Registration No.:  Schedule 13E-3
         Filing Parties:  ITEC Attractions, Inc.
         Date Filed: October 7, 2005

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Introduction

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by (1) ITEC Attractions, Inc., a Nevada corporation (the "Company"), (2) Paul M. Bluto, and (3) L. Ann Bluto (Paul M. Bluto and L. Ann Bluto are referred to collectively as the "Other Filing Parties"),with the Securities and Exchange Commission (the "Commission"). This Final Amendment No.6 (the "Final Amendment") further amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on October 7, 2005, and amended by Amendment No. 1 filed on December 12, 2005, by Amendment No. 2 filed on January 19, 2006, by Amendment No. 3 filed on February 13, 2006, by Amendment No. 4 filed on March 2, 2006 and by Amendment No. 5 dated March 9, 2006.

         Concurrently with the filing of Amendment No. 5, the Company filed its Definitive Information Statement on Schedule 14C (the "Definitive Information Statement") in respect of the reverse stock split. The information contained in the Definitive Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the information contained in the Information Statement.

         This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of this Transaction Statement. Except as set forth in this Final Amendment, all the information in this Transaction Statement remains unchanged for purposes of effecting the transaction described herein.

                           RESULTS OF THE TRANSACTION

         Effective as of March 30, 2006, ITEC Attractions, Inc. effected a reverse stock split of its shares of common stock pursuant to which the number of its stockholders was reduced to two (2) and all holders of fractional shares received cash consideration of $0.27 per pre-split share.

         The terms and conditions of the reverse stock split are described in the Definitive Information Statement, dated March 2, 2006, and filed with the Securities and Exchange Commission on March 9, 2006, pursuant to Regulation 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITEC ATTRACTIONS, INC.

         Date: March 31, 2006             /s/ Paul E. Rasmussen
                                          Paul E. Rasmussen
                                          President and Chief Operating Officer


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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PAUL M. BLUTO

         Date: March 31, 2006             /s/ PAUL M. BLUTO
                                          Name: Paul M. Bluto

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          L. ANN BLUTO

         Date: March 31, 2006             /s/ L. ANN BLUTO
                                          Name: L. Ann Bluto



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